Wing Yip Food Holdings Group Limited

January 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ernest Greene
Kevin Woody
Erin Donahue
Erin Purnell

Re:	Wing Yip Food Holdings Group Limited
Draft Registration Statement on Form F-1
Submitted November 29, 2023
CIK No. 0001999860

Ladies and Gentlemen:

This letter is in response to the letter dated December 22, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Wing Yip Food Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

About this Prospectus, page ii

1. We note your statement regarding market data used in the prospectus, cautioning investors “not to give undue weight to this information.” This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

In response to the Staff’s comments, we revised our disclosure on page ii of the Amended Draft Registration Statement to remove such statement.

Prospectus Summary, page 1

2. Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and growth strategies without equally prominent disclosure regarding your weaknesses.

In response to the Staff’s comments, we revised our disclosure on page 2 of the Amended Draft Registration Statement to present an objective description of the challenges of our business and operations.

Risk Factors, page 14

3. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on page 3, page 15 and page 16 of the Amended Draft Registration Statement to highlight separately the additional referenced risks.

Managements Discussion and Analysis Of Financial Condition and Results of Operations

Key Components of Results of Operations for the Six Months Ended June 30, 2023 and 2022,

4. Please expand your discussion of your result of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Please revise your disclosures to provide the following:

●	Expand your discussion of net revenues to quantify how much of the increase in net revenues was due to changes in volume, changes in selling prices and changes in product mix. Please also discuss and quantify the impact of changes in foreign exchange rates on your net revenues; and

●	Expand your discussion of cost of revenues to quantify the impact of the business factors that affected your cost of revenues including the impact of increased sales volume, pork prices and depreciation of equipment. Please also consider discussing the impact of product mix and details of other costs that impacted your cost of revenues.

This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

In response to the Staff’s comments, we revised our disclosure on pages 58, 59, 63 and 64 of the Amended Draft Registration Statement to expand our discussion of our result of operations to provide a more comprehensive and quantified discussion and analysis of the factors that have impacted our results between comparative periods.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 64

5. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. For example, explain the reasons for the changes in inventories and accounts receivable for the six-months ended June 30, 2023 and 2022. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comments, we revised our disclosure on page 67 of the Amended Draft Registration Statement to provide a more informative discussion and analysis of cash flows from operating activities.

Business

Developing a New Line of Pre-Made Meal Products, page 82

6. We note your disclosure here that you intend to develop and launch a new frozen sausage and pre-made meal product line. Please provide a more detailed timeline for production.

In response to the Staff’s comments, we revised our disclosure on page 85 of the Amended Draft Registration Statement to provide a more detailed timeline for production of the frozen sausage and pre-made meal products.

Jurisdiction and Arbitration, page 138

7. We note your disclosure that arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts. Please revise to state that the arbitration provisions of the deposit agreement will not apply to claims under the Securities Act or the Exchange Act in federal or state courts.

We respectfully advise the Staff that the arbitration provision in the deposit agreement applies to all claims arising out of or relating to the Company’s shares, the ADSs or the deposit agreement, including any claims under the U.S. federal securities laws. In response to the Staff’s comments, we revised our disclosure on page 141 of the Amended Draft Registration Statement to clarify the above. While the arbitration provisions apply to such claims, the Company’s disclosure also makes it clear that the presence and applicability of such arbitration provisions does not preclude holders of ADSs from pursuing claims under the Securities Act or the Exchange Act in state or federal courts.

We have also revised the risk factor “Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement” on page 37 of the Amended Draft Registration Statement to clarify the above, confirm that the arbitration provision does not serve as a waiver of compliance with the Securities Act or the Exchange Act and provide the basis for our belief that the provision is enforceable under the U.S. federal laws and the laws of the State of New York.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

8. Please make arrangement with your independent registered public accounting firm to have them revise their opinion to include the city and State where the audit report was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

In response to the Staff’s comments, we revised our disclosure on page F-2 of the Amended Draft Registration Statement to include the city and state where the audit report was issued.

Note 2. Summary of significant accounting policies

Revenue Recognition , page F-12

9. You disclosed that for each performance obligation satisfied at a point in time, you recognize revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation. Please help us understand how you recognize revenue at a point in time by measuring progress toward complete satisfaction. Please note that measures of progress over time suggests that revenue is recognized over time rather than at a point in time. Refer to ASC 606-10-25-31.

In response to the Staff’s comments, we revised our disclosure on pages F-12 and F-37 of the Amended Draft Registration Statement to explain how our revenue from the sale of products was recognized at a point of time.

Note 20. Subsequent Events , page F-26

10. Please revise your disclosure here and on page F-50 to disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comments, we revised our disclosure on page F-26 and F-50 of the Amended Draft Registration Statement to disclose the specific date through which subsequent events were evaluated.

Item 7. Recent Sales of Unregistered Securities, page II-2

11. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page II-1 of the Amended Draft Registration Statement to clarify that item 7 is not applicable, since the Company did not conduct any sales of securities during the past three years.

Exhibits

12. Please file all material agreements, including but not limited to: (i) lease agreements, (ii) employment agreements, and (iii) supply agreements. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, we respectfully advise the Staff that we have filed exhibit 10.3 as a material agreement. There is no other material agreement to be filed.

General

13. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	Suspend the production, purchase, sale or maintenance of certain items;

●	Experience labor shortages that impact your business;

●	Experience cybersecurity attacks in your supply chain;

●	Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

●	Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

●	Be unable to supply products at competitive prices or at all.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to the Staff’s comments, we revised our disclosure on page 27 of the Amended Draft Registration Statement to disclose whether and how our business segments, products or operations are materially impacted by supply chain disruptions.

14. Please update your disclosure with respect to the status of your filing materials with the CSRC, or disclose why you have not yet filed materials with the CSRC.

In response to the Staff’s comments, we revised our disclosure on the cover page, page 6 and page 26 of the Amended Draft Registration Statement to disclose the status of our filing materials with the CSRC.

15. Please provide us with supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

In response to the Staff’s comments, we respectfully advise the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors in the future, the Company will supplementally provide copies to the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tingfeng Wang
Name:	Tingfeng Wang
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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